UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

SWK HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78501P203

(CUSIP Number)

Carlson Capital, L.P.

Attn: Rahim Ibrahim

2100 McKinney

Avenue

Dallas, TX 75201

(214) 932-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78501P203	Page 2 of 9

1.	Names of Reporting Persons Double Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,493,088 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,493,088 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,493,088 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.7%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,361,850 Shares outstanding as of August 8, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 14, 2024.

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CUSIP No. 78501P203	Page 3 of 9

1.	Names of Reporting Persons Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,361,850 Shares outstanding as of August 8, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 14, 2024.

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CUSIP No. 78501P203	Page 4 of 9

1.	Names of Reporting Persons Carlson Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,493,088 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,493,088 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,493,088 Shares (includes warrant to purchase 100,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.7%*
14.	Type of Reporting Person (See Instructions) PN; IA

*

The calculation is based on an aggregate number of 12,361,850 Shares outstanding as of August 8, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 14, 2024.

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CUSIP No. 78501P203	Page 5 of 9

1.	Names of Reporting Persons Asgard Investment Corp. II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,493,088 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,493,088 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,493,088 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.7%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,361,850 Shares outstanding as of August 8, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 14, 2024.

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CUSIP No. 78501P203	Page 6 of 9

1.	Names of Reporting Persons Asgard Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,493,088 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,493,088 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,493,088 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.7%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,361,850 Shares outstanding as of August 8, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 14, 2024.

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CUSIP No. 78501P203	Page 7 of 9

1.	Names of Reporting Persons Clint D. Carlson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 399,394.19
	8.	Shared Voting Power 8,508,134 Shares
	9.	Sole Dispositive Power 399,394.19
	10.	Shared Dispositive Power 8,508,134 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,907,528.19 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72%*
14.	Type of Reporting Person (See Instructions) IN

*

The calculation is based on an aggregate number of 12,361,850 Shares outstanding as of August 8, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 14, 2024.

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CUSIP No. 78501P203	Page 8 of 9

Explanatory Note

This Amendment No. 16 (“Amendment No. 16”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2009 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 (“Amendment No. 1”), and as further amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 1, 2012 (“Amendment No. 2”), and as further amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 9, 2013 (“Amendment No. 3”), and as further amended by Amendment No. 4 to the Original Schedule 13D filed with the SEC on May 16, 2014 (“Amendment No. 4”), and as further amended by Amendment No. 5 to the Original Scheduled 13D filed with the SEC on June 23, 2014 (“Amendment No. 5”), and as further amended by Amendment No. 6 to the Original Schedule 13D filed with the SEC on July 16, 2014 (“Amendment No. 6”), and as further amended by Amendment No. 7 to the Original Schedule 13D filed with the SEC on August 19, 2014 (“Amendment No. 7”), and as further amended by Amendment No. 8 to the Original Schedule 13D filed with the SEC on December 8, 2014 (“Amendment No. 8”), and as further amended by Amendment No. 9 to the Original Schedule 13D filed with the SEC on March 30, 2018 (“Amendment No. 9), and as further amended by Amendment No. 10 to the Original Schedule 13D filed with the SEC on April 6, 2021 (“Amendment No. 10”), and as further amended by Amendment No. 11 to the Original Schedule 13D filed with the SEC on May 18, 2021 (“Amendment No. 11”), and as further amended by Amendment No. 12 to the Original Schedule 13D filed with the SEC on November 12, 2021 (“Amendment No. 12”), and as further amended by Amendment No. 13 to the Original Schedule 13D filed with the SEC on November 23, 2021 (“Amendment No. 13”) and as further amended by Amendment No. 14 to the Original Schedule 13D filed with the SEC on December 28, 2021 (“Amendment No. 14”), and as further amended by Amendment No. 15 to the Original Schedule 13D filed with the SEC on January 7, 2022 (“Amendment No. 15,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, and this Amendment No. 16, the “Schedule 13D”), with respect to the shares of common stock (“Shares”), par value $0.001 per share, of SWK Holdings Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 16 have the meanings set forth in the Schedule 13D. This Amendment No. 16 amends Items 4, 5 and 6 as set forth below.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following information:

On October 23, 2024, Black Diamond Offshore Ltd. made a pro rata in-kind distribution for no additional consideration of an aggregate 600,678 Shares. Clint Carlson received 399,394.19 Shares. Lewis Carlson received 62,078.97 Shares. Owen Augustus Carlson 1997 A Trust received 62,078.97 Shares. Julian Orlando Carlson 1997 A Trust received 62,078.97 Shares. Carlson Capital GP, L.P. received 12,353.51 Shares. The Carlson Foundation received 2,693.40 Shares.

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CUSIP No. 78501P203	Page 9 of 9

Item 5. Interest in Securities of the Issuer

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on October 23, 2024, the Reporting Persons beneficially owned an aggregate of 8,907,528.19 Shares, constituting approximately 72% of the Shares outstanding. The aggregate percentages of Shares reported in this Amendment No. 16 are based upon an aggregate number of 12,361,850 Shares outstanding as of August 8, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 14, 2024. In aggregate, Clint Carlson beneficially owns 399,394.19 Shares directly and 8,508,134.91 Shares indirectly as (i) President of Asgard Investment Corp. II, as general partner of Double Black Diamond Offshore Ltd.; (ii) Director of The Carlson Foundation; and (iii) President of Asgard Investment Corp. II, as general partner of Carlson Capital GP, L.P.

(c) No transactions were effected by the Reporting Persons in the Shares since the filing of Amendment No. 15.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following information: Item 4 of this Amendment No. 16 is hereby incorporated by reference.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By:	Carlson Capital, L.P., its investment manager
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson Title: President

BLACK DIAMOND OFFSHORE LTD.
By:	Carlson Capital, L.P., its investment manager
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson Title: President

CARLSON CAPITAL, L.P.
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson Title: President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson Title: President

/s/ Clint D. Carlson
Clint D. Carlson

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